UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

GENAISSANCE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

36867W105

(CUSIP Number)

Julie Dixon
Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134
(630) 761-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36867W105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) IN; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2)  See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Sycamore Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2)  See Item 5(a) below.

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D statement (this “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”), of Genaissance Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), including certain shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, par value $.001 per share, of the Issuer (the “Series A Preferred Stock”).  The Issuer’s principal executive offices are located at Five Science Park, New Haven, Connecticut 06511.

Item 2.	Identity and Background
This Statement is being jointly filed by each of the following persons (collectively, the “Reporting Persons”).
(a) - (c) and (f)

RAM Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  RAM Trading, Ltd. purchases, holds and sells securities and other investment products.  Its principal office is located at c/o Walkers SPV Limited, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Capital Management, L.L.C. is a Delaware limited liability company and its principal business is investment advisory services.  Ritchie Capital Management, L.L.C. provides investment management services to affiliated entities. Its principal office and principal place of business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

RAM Capital, L.L.C. is an Illinois limited liability company and its principal business is proprietary trading.  RAM Capital, L.L.C. invests in investment funds for its own account.  Its principal office and principal place of business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

RAM Capital Investments, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  RAM Capital Investments, Ltd. invests in investment funds for its own account. Its principal office is located at c/o Walkers SPV Limited, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

THR, Inc. is an Illinois corporation and its principal business is investment activities.  THR, Inc. invests in investment funds for its own account. Its principal office and principal place of business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

A.R. Thane Ritchie is an individual and a U.S. citizen.  Mr. Ritchie owns a controlling interest in both Ritchie Capital Management, L.L.C. and Ritchie Capital Management, Ltd.  His principal occupation is CEO of Ritchie Capital Management, L.L.C.  His business address and the address of his employer is 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Capital Management, Ltd. is a Cayman Islands exempted company and its principal business is investment advisory services.  Ritchie Capital Management, Ltd. provides investment management services to affiliated entities. Its principal office is located at c/o Appleby Spurling Hunter, P.O. Box 365GT, Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Long/Short Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Ritchie Long/Short Trading, Ltd. purchases, holds and sells securities and other investment products. Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Long/Short (Cayman), Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading. Ritchie Long/Short (Cayman), Ltd. invests in investment funds for its own account.  Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Multi-Strategy Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Ritchie Multi-Strategy Trading, Ltd. invests in investment funds for its own account. Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Multi-Strategy (Cayman), Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading. Ritchie Multi-Strategy (Cayman), Ltd. invests in investment funds for its own account. Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Multi-Strategy, L.L.C. is a Delaware limited liability company and its principal business is proprietary trading.  Ritchie Multi-Strategy, L.L.C. invests in investment funds for its own account. Its principal office and principal place of business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Sycamore Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading. Ritchie Sycamore Trading, Ltd. purchases, holds and sells securities and other investment products.  Its principal office is located at c/o M&C Corporate Services, Ltd., P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and its principal place of business is located at 2100 Enterprise Avenue, Geneva, IL 60134.

For the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule A to this Statement which is incorporated by reference herein.

(d) – (e)   During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule A to this Statement, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exhibit 1 to this Statement contains the Joint Filing Agreement entered into by each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On October 29, 2003, RAM Trading, Ltd. (“RAM Trading”) acquired 270,000 shares of Series A Preferred Stock pursuant to a Series A Preferred Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”), dated as of that date, for an aggregate purchase price of $6,075,000.  In addition, on the same date, the Issuer also issued a Warrant (the “Preferred Warrant”) to RAM Trading to purchase an additional 190,000 shares of Series A Preferred Stock.  RAM Trading exercised the Preferred Warrant in full on June 30, 2004 in exchange for an aggregate exercise price of $4,275,000.  Each such share of Series A Preferred Stock is convertible, from time to time and at any time, into 10 shares of Common Stock.  In connection with the exercise of the Preferred Warrant, the Issuer issued to Ritchie Long/Short Trading, Ltd. a warrant (the “Common Warrant”) to purchase 261,500 shares of Common Stock at an exercise price of $4.17 per share.  Ritchie Sycamore Trading, Ltd. also owns, as of the date hereof, 795,000 shares of Common Stock that were purchased in open market purchases at various market prices at various times prior to the date hereof.  All of such purchases and the exercise of the Preferred Warrant were made using cash on hand at RAM Trading.

Item 4.	Purpose of Transaction

RAM Trading entered into the transactions described in Item 3 in order obtain a passive investment interest in the Issuer in the ordinary course of its business.  As such, the terms of the Series A Preferred Stock do not provide the holders of the Series A Preferred with the right to elect directors, though they do include protections that are customary for preferred stockholders, such as requiring approval of the holders of 66-2/3% of the shares of Series A Preferred for the Issuer to take certain specified actions which are set forth in the Issuer’s Certificate of Designations relating to the Series A Preferred Stock.

Notwithstanding RAM Trading’s passive investment purpose at the time of the share purchases described in Item 3, at this time, the Reporting Persons are interested in seeing the Issuer undertake strategic initiatives to maximize value for the Issuer’s stockholders.  To facilitate the Reporting Persons’ objectives, the Reporting Persons have engaged a consultant who has discussed the Issuer’s situation with the Issuer’s management team, including a variety of strategic issues.  In furtherance of the foregoing, the Reporting Persons have sent a letter to the Issuer’s Board of Directors dated January 7, 2005 regarding their concerns about the Issuer and the Issuer’s strategies for improving, among other things, the Issuer’s cash flow position.  As a result of the foregoing, the Reporting Shares now hold their shares of the Issuer with the purpose or effect of changing or influencing control of the Issuer and are required to file this Statement pursuant to Rule 13d-1(e)(1) under the Exchange Act.

Except as set forth in the preceding paragraph, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The Reporting Persons may seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions or other transactions on such terms and at such prices as the Reporting Persons may determine.  The Reporting Persons also reserve the right to dispose of the shares of Common Stock and Series A Preferred Stock that they have acquired or may acquire.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,723,474 shares of Common Stock, or 9.99% of the total issued and outstanding shares of Common Stock.  Certain of those shares may be acquired upon conversion of shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock.  The terms of the Series A Preferred Stock allow the Reporting Persons to convert each share of Series A Preferred Stock, from time to time and at any time, into 10 shares of Common Stock. However, pursuant to the terms of an agreement between the Issuer and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock into shares of Common Stock to the extent that after giving effect to such conversion, the Reporting Persons would “beneficially own” more than 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act. (See also Item 6).  The percentage beneficial ownership given in this paragraph was calculated based on 34,682,378 shares of Common Stock of the Issuer issued and outstanding as of November 19, 2004 (which is comprised of (i) 31,132,084 shares of Common Stock issued and outstanding as of November 11, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, plus (ii) 3,550,294 shares of Common Stock issued by the Issuer on November 19, 2004, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2004).

(b)           By virtue of the relationship among the Reporting Persons, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Reporting Persons.

(c)           None of the Reporting Persons, or to the knowledge of each Reporting Person, any of the persons listed on Schedule A to this Statement, has effected any transaction in the securities of the Issuer in the last 60 days.

(d)           To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this Statement.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

While there are certain restrictions on the sale or transfer of the Series A Preferred Stock contained in the Stock Purchase Agreement, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock have been registered for sale pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) filed by the Issuer, which Registration Statement has been declared effective by the SEC.  Under the terms of a Registration Rights Agreement, dated as of October 29, 2003, between the Issuer and RAM Trading, the Issuer has agreed to use its best efforts to keep the Registration Statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until the earlier of (i) the date that all shares of Common Stock registered thereby for the account of RAM Trading have been publicly sold or (ii) the date on which all of such shares that have not been sold may be sold pursuant to Rule 144(k) under the Securities Act.

Pursuant to the Stock Purchase Agreement, the Issuer granted RAM Trading certain pre-emptive rights to purchase shares of Common Stock, Series A Preferred Stock or other of its equity securities, debt securities containing equity features or other securities or other rights convertible into or containing options or rights to acquire any such debt or equity securities, other than certain specified excluded issuances by the Issuer.  In addition, RAM Trading agreed that it, and its affiliates, would not acquire, or offer or agree to acquire, or become the beneficial owner of or obtain any rights in respect of any additional shares of capital stock of the Issuer, except, among other things, (i) shares of Common Stock issuable upon conversion of Series A Preferred Stock or (ii) shares of Common Stock acquired in the market or privately negotiated transactions, so long as, in the case of shares acquired pursuant to the foregoing clause (ii), the shares so acquired plus all shares of underlying Common Stock held by RAM Trading and its affiliates do not exceed 30% of the issued and outstanding shares of Common Stock on a fully-diluted basis following such acquisition.  In addition, the Stock Purchase Agreement also provides that in no event will RAM Trading and its affiliates own (including shares of Common Stock that may be issued upon exercise of shares of Series A Preferred Stock) more than 35% of the issued and outstanding shares of Common Stock.

The foregoing descriptions of the Stock Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are listed as Exhibits 2 and 3 to this Statement.

On June 30, 2004, the Issuer issued the Common Warrant to Ritchie Long/Short Trading, Ltd., as described in Item 3.  The Common Warrant may be exercised, in whole but not in part, by Ritchie Long/Short Trading, Ltd. at any time prior to June 30, 2009.  The Common Warrant also provides that it may not be exercised by Ritchie Long/Short Trading, Ltd. for that number of shares of Common Stock that would result, after giving effect to such exercise, in Ritchie Long/Short Trading, Ltd. and its affiliates “beneficially owning” in excess of 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act.

As described in Item 5(a), the Reporting Persons have a letter agreement, effective as of June 29, 2004, with the Issuer that they will not convert their shares of Series A Preferred Stock into shares of Common Stock to the extent that after giving effect to such conversion, the Reporting Persons would “beneficially own” more than 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act.  A copy of that letter agreement is attached as Exhibit 4 to this Statement.

Other than the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons enumerated in Item 2 of this Statement, or between any such person and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1.	Joint Filing Agreement, dated as of January 10, 2005, by and among the Reporting Persons.

2.

Series A Preferred Stock Purchase Agreement, dated as of October 29, 2003, by and between the Issuer and RAM Trading (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated November 5, 2003)

3.

Registration Rights Agreement, dated as of October 29, 2003, by and between the Issuer and RAM Trading (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated November 5, 2003)

4.	Letter Agreement, effective as of June 29, 2004, between the Issuer and RAM Trading.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2005

RAM TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

RITCHIE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael J. Allara*
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

RAM CAPITAL, L.L.C.

By:	Ritchie Capital Management, L.L.C., its
Managing Member

	By:	/s/ Michael J. Allara*
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

RAM CAPITAL INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

THR, INC.

By:	/s/ Michael J. Allara *
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE CAPITAL MANAGEMENT, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY, L.L.C.

By:	RAM Trading, Ltd., its
Sole Member

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE SYCAMORE TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

* Michael J. Allara is signing on behalf of A.R. Thane Ritchie as attorney-in-fact pursuant to a power of attorney dated March 12, 2004 (filed as Exhibit 2 to the Reporting Persons’ Schedule 13G (Amendment No. 2) relating to the Issuer dated June 29, 2004), which is hereby incorporated by reference herein.

SCHEDULE A

RAM Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of RAM Trading, Ltd. are set forth below.  There are no executive officers of RAM Trading, Ltd.

Name and Citizenship	Title at RAM Trading, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Bernard G. McGrath Ireland	Director	Chief Financial Officer Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

Vijayabalan Murugesu Malaysia	Director	Assistant Managing Director Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

David Walker Canada	Director	Managing Director Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

Ritchie Capital Management, L.L.C.

The name, title, present principal occupation or employment, residence or business address and citizenship of the executive officers of Ritchie Capital Management, L.L.C. are set forth below.

Name and Citizenship	Title at Ritchie Capital Management, L.L.C.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

A.R. Thane Ritchie United States	Chief Executive Officer	Chief Executive Officer Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134

John T. Hunt United States	Chairman	Chairman Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134

Duncan Goldie-Morrison United States	President	President Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134

RAM Capital, L.L.C.

There are no directors or executive officers of RAM Capital, L.L.C.  Ritchie Capital Management, L.L.C. is the Managing Member of RAM Capital, L.L.C.

RAM Capital Investments, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of RAM Capital Investments, Ltd. are set forth below.  There are no executive officers of RAM Capital Investments, Ltd.

Name and Citizenship	Title at RAM Capital Investments, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Bernard G. McGrath Ireland	Director	Chief Financial Officer Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

Vijayabalan Murugesu Malaysia	Director	Assistant Managing Director Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

David Walker Canada	Director	Managing Director Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

THR, Inc.

The name, title, present principal occupation or employment, residence or business address and citizenship of the director of THR, Inc. are set forth below.  There are no executive officers of THR, Inc.

Name and Citizenship	Title at THR, Inc.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

A.R. Thane Ritchie United States	Director	Chief Executive Officer Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134

Ritchie Capital Management, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the director of Ritchie Capital Management, Ltd. are set forth below.  There are no executive officers of Ritchie Capital Management, Ltd.

Name and Citizenship	Title at Ritchie Capital Management, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Don Seymour Cayman Islands	Director

Managing Director
dms Management, Ltd.
Cayman Financial Centre, 2nd Floor
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Management company providing independent directors, distressed fund advisory services and offshore business solutions)

David Bree United States	Director

Director
dms Management, Ltd.
Cayman Financial Centre, 2nd Floor
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Management company providing independent directors, distressed fund advisory services and offshore business solutions)

Ritchie Long/Short Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Long/Short Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Long/Short Trading, Ltd.

Name and Citizenship	Title at Ritchie Long/ Short Trading, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Dwight Dubé Canada	Director	Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Scott Somerville Canada	Director	Senior Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Ritchie Long/Short (Cayman), Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Long/Short (Cayman), Ltd. are set forth below.  There are no executive officers of Ritchie Long/Short (Cayman), Ltd.

Name and Citizenship	Title at Ritchie Long/ Short (Cayman), Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Dwight Dubé Canada	Director	Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Scott Somerville Canada	Director	Senior Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Multi-Strategy Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Multi-Strategy Trading, Ltd.

Name and Citizenship	Title at Ritchie Multi- Strategy Trading, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Martin Couch United Kingdom	Director	Senior Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

David Lashbrook United Kingdom	Director	Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy (Cayman), Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Multi-Strategy (Cayman), Ltd. are set forth below.  There are no executive officers of Ritchie Multi-Strategy (Cayman), Ltd.

Name and Citizenship	Title at Ritchie Multi- Strategy (Cayman), Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Martin Couch United Kingdom	Director	Senior Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

David Lashbrook United Kingdom	Director	Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy, L.L.C.

There are no directors or executive officers of Ritchie Multi-Strategy, L.L.C.  RAM Trading, Ltd. is the Sole Member of Ritchie Multi-Strategy, L.L.C.

Ritchie Sycamore Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Sycamore Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Sycamore Trading, Ltd.

Name and Citizenship	Title at Ritchie Sycamore Trading, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Dwight Dubé Canada	Director	Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)

Scott Somerville Canada	Director	Senior Vice President Maples Finance P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands (Fiduciary, accounting and fund administration services)